UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ONEOK Partners, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

68268N103

(CUSIP Number)

Eric Grimshaw

Vice President, Associate General Counsel and Corporate Secretary

ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

(918) 588-7908

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting person ONEOK Partners GP, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.9% (1)
(14)	Type of reporting person OO (LIMITED LIABILITY COMPANY)

(1)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK into Common Units.

(1)	Name of reporting person ONEOK, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3), WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 107,332,833 (2)
	(8)	Shared voting power 7,000,000 (3)
	(9)	Sole dispositive power 107,332,833 (2)
	(10)	Shared dispositive power 7,000,000 (3)
(11)	Aggregate amount beneficially owned by each reporting person 114,332,833 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 99.1% (4)
(14)	Type of reporting person CO (CORPORATION)

(2)	The number of Common Units reported as beneficially owned includes Common Units obtainable upon conversion of Class B Units held by ONEOK.
(3)	Includes six million (6,000,000) Common Units held by ONEOK Unit Holdings, Inc., a wholly owned direct subsidiary of ONEOK, Inc.
(4)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK into Common Units.

This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed by ONEOK, Inc., an Oklahoma corporation (“ONEOK”), and ONEOK Partners GP, L.L.C., a Delaware limited liability company (“ONEOK Partners GP” and, together with ONEOK, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on March 14, 2008, as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on March 2, 2012, Amendment No. 2 thereto filed by the Reporting Persons with the SEC on August 21, 2015, and Amendment No. 3 thereto filed by the Reporting Persons with the SEC on February 1, 2017, relating to the Common Units of ONEOK Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meaning set forth in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended such that the number next to the heading “Amount Beneficially Owned” under each person’s name on Schedule I previously filed with the Schedule 13D is zero (0), indicating that, following the consummation of, and as a result of, the Merger (as defined below), no such person listed on Schedule I is the beneficial owner of Common Units.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following information:

On June 30, 2017, the Issuer merged with and into New Holdings Subsidiary, LLC, a Delaware limited liability company (“Merger Sub”), with the Issuer surviving the merger as a wholly-owned subsidiary of ONEOK (the “Merger”), pursuant to that certain Agreement and Plan of Merger dated as of January 31, 2017, by and among ONEOK, the Issuer, ONEOK Partners GP and Merger Sub (the “Merger Agreement”). As a result of the Merger, each Common Unit (other than Common Units held directly or indirectly by ONEOK) was cancelled and converted into the right to receive 0.985 shares of common stock, par value $0.01 per share, of ONEOK (the “ONEOK Common Stock”), plus cash in lieu of any fractional shares otherwise issuable in the Merger. As a result of the Merger, the Reporting Persons own all of the outstanding Common Units.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit L to the Schedule 13D on February 1, 2017.

The Common Units will be removed from listing and registration from the New York Stock Exchange.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

ITEM 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following paragraph:

As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding Common Units. Because the registration of the Common Units will be terminated, Common Units held by ONEOK and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

ITEM 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2017

ONEOK, Inc.

By:	/s/ Eric Grimshaw
	Name: Title:	Eric Grimshaw Vice President, Associate General Counsel and Corporate Secretary

ONEOK Partners GP, L.L.C.

By:	/s/ Eric Grimshaw
	Name: Title:	Eric Grimshaw Vice President, Associate General Counsel and Corporate Secretary